# FANCY

Investor Presentation


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Find What You Fancy

# About Fancy

Founded in 2010, Fancy is a leading technology platform to aid social discovery of extraordinary lifestyle products, connecting creators, curators and consumers.

## Overview
We operate a global marketplace at scale, seamlessly connecting brands and retailers with consumers across the globe.

- **Customers -** Discerning consumers shop Fancy for the most interesting products in the world. We address those seeking to purchase unique goods that reflect their personalities.

- **Merchants -** Innovative merchants use Fancy's proprietary platform and tools to drive awareness and engagement with our eclectic, international clientele.








# Our Foundation

Over the last 10+ years Fancy has built an incredibly strong foundation that would be difficult to replicate and provides us with a significant competitive advantage

**Global User Base**
Over 2 Million transactions across 120 countries. 2.6M active installs of Fancy iOS and Android apps.

**Proprietary Technology**
A modular end-to-end technology platform proven to operate a global marketplace at scale.

**Relevant, Social Commerce and Authentic Lifestyle Brand**
Over 12 Million Fancy accounts have been created since our inception.

**Established Partner Relationships**
200K+ products across 800+ brand and retail partners.

**Our Marketplace Business Model and SaaS model**
No owned inventory, low capital risk, target take-rate of 40%. Licensable marketplace technology and recurring revenue streams.

**Unique Market Position**
Social discovery of luxury lifestyle goods.



# We Solve a Real Problem

There is no clear-cut destination for consumers to easily discover products from inspirational brands and artisans.



## Consumers

Consumers are increasingly drawn to **inspirational brands and artisans** with compelling, authentic narratives.

Mainstream outlets like Amazon are transactional and do a **poor job facilitating discovery**.

## Brands

Saturation on FAANG platforms have made it difficult for brands and artisans to **profitably acquire customers**.

Mass market retailers **focus on established brands** and traditional categories.



*"The top ranked trend to shape the fashion industry is the rise of small emerging brands that are accelerating thanks to decreasing brand loyalty and a growing appetite for newness*

McKinsey – The State of Fashion 2019



# Our Business Model

We generate income from **transactions conducted on our platform, licensing fees** from our white-labeled technology and **paid advertising** through our media solutions.



**Marketplace**
- % of each transaction on the platform

**FANCY**

- No owned inventory
- Negative working capital
- Ownership of data
- Always at pace with newest trends

**40%** **Target Take-Rate**

**Consumers**
- Access to a highly curated collection of lifestyle products
- Social-driven discovery
- Engaging user experience with high-quality lifestyle imagery

**Sellers**
- Profitable brand exposure and broad distribution
- Strong brand adjacencies
- Influencer awareness

**White-Labeled Technology**
- Setup fees + monthly fees + % of each transaction

**Media Solutions**
- Campaign based monthly fees + % of each transaction

# Proprietary Technology Platform

We operate a modular end-to-end technology platform globally at scale

We are a technology company at our core and have created a purpose-built global platform for the personal lifestyle goods industry.

**CORE MODULES**

- **Fancy Marketplace**

Our social marketplace connects the two sides of the lifestyle goods market: consumers from 130 countries and sellers from 25 countries.

- **Seller Tools**

Powerful operational tools to drive efficiencies for our sellers

- **Fancy Storefront**

Our modular, white-label e-commerce offering provides retailers and brands a full-service branded e-commerce experience and technology for marketplace, dropship and business ecosystems.



# Fancy Marketplace

Consumers can engage with us across our website and mobile apps for both iOS and Android devices.

## HIGHLIGHTS

**Relevant, Social Commerce**
Features include native social, wish lists, user created collections and affiliate programs.

**Globalized**
Supported by 12 local languages and accepts 100+ currencies.

**Daily Discovery**
Consumers are driven by a desire to discover new products and trends.

**Intelligent Recommendations**
Our algorithms help consumers discover products through highly personalized and dynamic recommendations.


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# Seller Tools

Tools that enable our sellers to maximize their businesses on our Marketplace

## HIGHLIGHTS

**Target Customers**
Reach your customers based on their demographics, purchasing behavior, and Fancy activity.

**Unlimited bandwidth and products**
There are no restrictions or limits to your store once you've set it up. We want you to be able to expand and grow your business.

**Store Management on the Go**
Manage orders and inventory, message customers and analyze your performance.

**Merchant Analytics & Reporting**
Allows sellers to compare performance with other channels.



# Fancy Storefront

Our package of white-label solutions for brands and retailers with technology for marketplace, dropship and business ecosystems.

## HIGHLIGHTS

### Fancy.com functionality
- Access to entire Fancy product feed
- Custom front-end design
- White-label Merchant Dashboard
- Unified Cart: buy from multiple sellers in a single checkout
- Dedicated Curation Team
- Marketing and Transactional Emails

### Infrastructure Management
- Order management
- Global logistics
- Customer management
- Seller management
- Article CMS
- Homepage content management
- Admin console



FANCY

# Marketplace as a Service

Six-figure deals with Gear.com and Outdoorly.com

## KEY FEATURES

- Complete functionality of fancy.com
- Access to entire Fancy product feed
- Custom front-end design
- White label Merchant Dashboard
- Unified Cart: buy from multiple sellers in a single checkout
- Dedicated Curation Team
- Marketing and Transactional Emails

## EXTRAS

- VC-backed startup
- $400,000 deal value
- 7% on each transaction
- Ongoing Agency/Creative fees


GEAR
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MAN-LEGS
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Nike Mens Metcon 2
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Collection group
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Nike Men's Metcon 2 Training ...
Featured Brands

# Loyal User Base

Over 12 Million Fancy accounts have been created since our inception


**2M**
Lifetime transactions


**1.1M**
Daily email subscribers


**347K**
Instagram followers


**900K**
MAUs


**2.7M**
Active App installations

One of the highest rates shopping apps in the app store


4.8



3.3



4.4



4.5



4.4




# Attractive Global Demographics

Global opportunity with 32% of purchases occurring outside of the United States.

| | |
|---|---|
| **4K**<br>Super VIPs | **$88K+**<br>Average income |
| **25-45**<br>Years old | **$110.41**<br>Average Order Value |

## Purchase Origination



**68%** United States    **32%** International



Dubai, United Arab Emirates

**Hermes 35cm Birkin Ostrich Orange Gold Hardware**
$19,995



**COTODAMA Lyric Visualizing Speaker**
$4,500

Sold 8 units domestically



Malibu, CA, USA

**Wardrobe Trunk by Louis Vuitton 1935**
$28,961



**Oceanus Nautical Titanium Bracelet**
$2,900

Riyadh, Saudi Arabia



**Sound Reactive Smart Cloud Light**
$3,360

San Francisco, CA, USA



**Mondo Leather & Cowhide Sofa by COCOCOHome**
$3,767

Scottsdale, AZ, USA

FANCY

# Authentic Lifestyle Brand

Culturally relevant brand that encompasses fun and lighthearted luxury





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Google

https://www.apple.com/apple-pay/

**VOGUE**

Our favorite shopping destination. A treasure trove of quirky products.

**RollingStone**

Eyed by Kanye West and Apple, Fancy is working on the future of shopping.

**The New York Times**

Melding social networking and the style maven's obsession with all things beautiful.

**Forbes**

Turning impulse shopping into art.



FANCY

# Unique Market Position

Social discovery of lifestyle luxury goods



# Team

Experienced operators and strategic Board of Directors and investor base

Board of Directors



**Greg Spillane**
CEO

events.com

USC Marshall
School of Business



**Nora Murphy**
CFO

J.P.Morgan

Columbia Business School



**Jim Pallotta**

Raptor



**Sebastien Hua**

KERING



**Gregg Parise**

SWEETWATER
CAPITAL PARTNERS



**Scott Riley**

DRAKE

# Investment Opportunity

Social discovery of exceptional lifestyle products

We seek **$1.07M of capital in the form of a convertible note on WeFunder** to fund growth, target cash flow breakeven and position ourselves for a substantial growth equity round in 2021.

Terms:
**Cap**: $12M, **Discount**: 20%, **Maturity**: 18-months, **Coupon**: 6%

In a strong show of support our lead investor Sweetwater Capital Partners has committed to match the first $1.0M of capital on a 1:1 basis.



# Growth Strategies

Use of proceeds will go towards G&A and implementing growth strategies

**Building the Fancy brand**
While we have established a significant position in the personal lifestyle goods industry, we will continue to invest in brand marketing, data led insights, and effective consumer targeting.

**Improving consumer economics**
We will seek to further optimize and improve our customer experience converting more frequently and at a higher Average Order Value.

**New customer acquisition**
We are focused on growing our user base in all markets with a particular emphasis on the U.S. and the Middle East.

**Expanding our seller base**
We plan to increase the number of brands, boutiques and retailers in order to expand the assortment and availability of merchandise on the Fancy marketplace.

## Key Milestones

Q2 2021
**OPTIMIZE CONVERSION**
- Advanced Segmentation
- AI Recommendations
- Expanded Product Portfolio

Q2 2021
**RETAINING USERS**
- Loyalty Program
- Enhanced Customer Experience

Q2 2021
**NEW USER ACQUISITION**
- SEM
- Paid Social
- Retargeting
- Influencer / Affiliate
- TV Advertisement

Q3 2021
**OPPORUNTISTIC EXPANSION**
- Fancy Private Label
- Paid Content Development
- Sponsored Placement

# Key Investment Considerations

Our Board of Directors and leadership team's endgame is a liquidity event within the next 3-5 years.

## Assets



**Technology**
Differentiated enterprise-grade
marketplace technology



**Partners**
Established network of
brands and product



**Customers**
Loyal user base and robust
datasets



**Brand**
Authentic
lifestyle brand

## Opportunity



**Growth**
Clear path for growth in 2020
and beyond



**Assets**
Strong foundation
difficult to replicate



**Expansion**
Massive SaaS
opportunity



**Valuation**
Capitalize on previous
missteps



**Thank You**